September 1, 2006

Ms. Pamela Long

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	ASAH Corp.

Amendment No. 1 to Registration Statement on Form SB-2

Filed July 7, 2006

File No. 333-133842

Dear Ms. Long:

We represent ASAH Corp. (“ASAH” or the “Company”). We are in receipt of your letter dated July 24, 2006 regarding the above referenced filing and the following are our responses:

Risk Factors, page 6

1.

We note your response to prior comment 11. Please add a risk factor that addresses the dilutive affect on your shareholders if Messrs. Elgamal and Olmo-Rivas purchase shares at a 25% discount, as provided in their service agreements.

Answer:	A risk factor has been added to address the dilutive effect n the shareholders if Mssrs. Elgamal and Rivas purchase shares at a 25% discount as set forth in their service agreements.

Selling Shareholders, page 14

2.

We note your response to prior comment 15. However, on page 39 and in the financial statement footnotes you disclose that Jaime Olmo-Rivas is the company’s vice president. If true, please revise this section and provide additional disclosure under Directors, Executive Officers, Promoters and control Persons and Executive Compensation. In addition, Item 507 of Regulation S-B requires that you disclose any material relationship which selling shareholders have had within the past three years with the issuer or any of its predecessors or affiliates. Since 531, 550 shares are being sold by investors in your December 2005 private placement, and many of those investors are employees, you should disclose these relationships.

Answer:

This section has been revised to disclose that Mr. Rivas is the Vice President of the Company’s subsidiary and additional disclosure has been provided under the Directors and Executive Officers section. In addition, this section has been revised to disclose the selling shareholders that are employees of the Company.

Management Discussion and Analysis, page 28

3.

We reissue prior comment 25. It is unclear to what extent your strategy is dependent on your ability to raise additional funds. Please discuss in greater detail the timing of each component of your plan and whether you have existing funds to achieve those components of your plan or whether you will need to raise financing. If you need to raise financing, generally describe when you expect to raise such financing and how that correlates to the timing of your plan.

Answer:	This section has been revised to provide in greater detail the timing of each component of the Company’s plan based on its ability to raise additional funds and if such funds are required.

Results of Operations for the Three Months Ended March 31, 2006, page 32

4.	Please reconcile the amounts seen here for your selling, general and administrative expenses with those seen on your statements of operations in your financial statements.

Answer:	The results of operations have been updated based on the June 30, 2006 financial statements and the general administrative expenses reconcile with the statement of operations.

Liquidity and Capital Resources

5.

We note your response to prior comment 30. It appears from your disclosure in your most recent Form 10-QSB that all related party loans have been repaid by the Company. Please clarify your disclosure here and under Certain Relationships and Related Transactions.

Answer:	This section and the Certain Relationships and Related Party sections have been revised to disclose that all related party loans have been repaid by the Company.

6.	We note your response to prior comment 31. Please discuss the reasons why your accounts receivable collections take up to 180 days.

Answer:	The disclosure regarding collections taking up to 180 days has been deleted since most collections occur within 180 days.

7.

We note your response to the fourth bullet point of prior comment 44. Please revise your MD&A analysis of liquidity to address the fact that you collected significantly more of your December 31, 2005 gross accounts receivable balance than you had previously estimated was collectible. Describe what impact, if any, this higher than expected collection had on your provision for 2006.

Answer:

This section has been revised to address the fact that the Company collected significantly more of its December 31, 2005 accounts receivable balance than the Company had previously estimated. In addition, this section has been revised to discuss what impact this higher than expected collection had on 2006.

Certain Relationships and Related Transactions, page 35

8.

We reissue prior comment 33. Please identify the names of each company and the related parties you describe in this section. For example, disclose the names of the companies related to Zak Elgamal that loaned you money.

Answer:	This section has been revised to identify the names of each company and the related parties described in this section.

9.	Since Bland Chamberlain and Jose Chapa, Jr. are related parties and 10% shareholders, describe their consulting agreements and file them as exhibits.

Answer:	This section has been revised to describe both the consulting agreements and employment agreements with Mssrs. Chapa and Chamberlain and to file them as exhibits.

10.	We note your response to prior comment 38. Please clarify whether the annual compensation under the service contracts is in addition to the salary disclosed on page 38.

Answer:	This section has been revised to clarify that the annual compensation under the services contract are in addition to the salary as set forth on the Executive Compensation table.

Financial Statements for the Three Months Ended March 31, 2006

Note 1(D)-Use of Estimates, page 5

11.

We read that you reduced your estimate of a valuation allowance by approximately $190,000. Please revise to specify the valuation allowance to which you are referring (e.g., deferred tax asset valuation allowance, allowance for doubtful accounts, etc.). Also tell us how you accounted for the change to this allowance.

Answer:	The Company has revised the disclosure in the June 30, 2006 footnotes.

Note 2-Accounts Receivable, page 7

12.

We read that during the three months ended March 31, 2006 and 2005, you recorded an allowance for doubtful accounts of zero. We assume you are referring to your provision for doubtful accounts instead of your allowance for doubtful accounts. If true, please confirm your assumption and clarify your disclosure. Also revise your MD&A analysis of results of operations to briefly explain why no provision for doubtful accounts was recorded in these periods.

Answer:	The Company has revised the reference and included a brief explanation on why we have not included a provision for doubtful accounts in these periods.

Financial Statements for the Year Ended December 31, 2005

Statements of Cash Flows, page 5

13.

We note your response to comment 42 from our previous comment letter dated June 1, 2006. Please tell us in more detail which entity made these loans, to whom the loans were given, and the terms of these loans. Also tell us how you determined that you did not need to discuss these loans and their terms in a footnote to your financial statements or in your MD&A analysis of liquidity.

Answer:

The loans provided to ASAH Corp. by America Surgical Assistants, Inc. for working capital during 2005. The loans were provided prior to the share acquisition for working capital. The loans were due on demand, non-interest bearing and unsecured.

14.

We note your response to comment 43 from our previous comment letter dated June 1, 2006. It is unclear to us how you revised your footnotes to address our comment. Please confirm to us, if true, that the $30,000 loan discussed in the last paragraph of Note 4 was both received by you and repaid by you during 2005, and revise Note 4 accordingly.

Answer:	The loan was received from a stockholder in 2003 and repaid in 2005. We revised the footnote to reflect the repayment date in 2005.

Note 1 (G)-Revenue Recognition and Provision for Doubtful Accounts, page 7

15.	It is unclear to us where you have disclosed at what point you write-off gross accounts receivable against the related allowance. Please advise or revise.

Answer:	The Company has revised our disclosure to disclose at what point we write-off gross accounts receivable against the related allowance.

16.

Please revise the first sentence of the third paragraph of this footnote to clarify, if true, that you are referring to your established billing rates. We believe your use of the term “they” may be confusing to your readers.

Answer:	The Company has revised this paragraph to clarify we are referring to established billing rates.

17.

We note your discussion of revenues billed under contracts. Please revise to clarify, if true, that these are service contracts where you are paid a monthly fee by your hospital and healthcare facility clients in return for providing surgical assistants regardless of the patients’ ability to pay for your service or the patients’ presence or lack of insurance. We note your disclosures concerning this matter on pages 23 and 29.

Answer:	The Company has revised the footnote to more accurately discuss our monthly fees from hospitals.

Note 2-Accounts Receivable, page 9

18.	Your tabular presentation of accounts receivable, net does not appear to total. Please advise or revise.

Answer:	The Company has revised the financial statements for the typographical error.

19.

We note your response to the second bullet point of comment 44 from our previous comment letter dated June 1, 2006. As previously requested, supplementally provide us with a rollforward of your allowance for doubtful accounts for 2004 and 2005.

Answer:	The Company has supplementally provided a copy of its rollforward schedule.

Note 8 (A)-Stock Issued for Services, page 13

20.

We note your response to comment 46 from our previous comment letter dated June 1, 2006. It remains unclear to us how management determined the fair value of your stock in your July 2005 issuance given that there was no public market for your stock. As previously requested, please provide us with a detailed description of the significant factors, assumptions, and methodologies used in determining the July 2005 fair value of $.001 per share.

Answer:

The Company was incorporated in July 2003 as a shell company with the intent of entering into a business combination with an operating company. Upon formation, the Company issued an aggregate of 100,000 shares of its common stock to its founders, at par value, for an aggregate of $100 in acceptance of the incorporation expenses incurred by the founders. We did not issue or sell any additional securities other than the founders' shares, until the issuance on July 22, 2005 of an aggregate of 7,900,000 shares of common stock, as well as the issuance on August 8, 2005 of an aggregate of 400,000 shares.

At the time of issuance, there was no public market for our stock, no past operating results or other financial condition or other suitable criteria to be utilized in determining a value for our common stock. In addition, at the time of the issuance of these securities in 2005, which such securities were issued as compensation for bona fide services rendered to the Company, the Company did not have any cash on hand or other assets and its only method of paying such expense was through the issuance of equity.

At the time of the July 2005 and August 2005 issuances there was no trading market for the Company’s common stock. In determining the number of shares to issue as compensation for the services rendered by each of Messrs. Elgamal, Olmo and Martinez as well as Ms. Cruz, the Company considered the illiquidity of the shares, the Company’s lack of cash resources, its lack of operations as well as the previous value (par) which had been established in its theretofore only other issuance of equity. Given that the Company was a shell company with no assets or operations, management determined that the fair value of its shares at the time of such issuances was par value.

Utilizing par value as the fair value for its common stock resulted in the 7,900,000 shares of common stock to Messrs. Elgamal and Olmo Rivas for services rendered which were valued at $7,900 based on an aggregate of approximately 40 hours at a fair value of $195 per hour for Mssrs. Elgamal and Olmo Rivas services as well as the 400,000 shares Mr. Rogelio Martinez and Ms. Margaret Cruz for services rendered were valued at $400 based on an aggregate of approximately 10 hours at a fair value of $40 per hour for Mr. Martinez and Ms. Cruz services.

Part II Item 26. Recent Sales of Unregistered Securities

21.	We note your response to prior comment 47. For the July 2003 transaction with Chris Penner, disclose the amount of consideration received by the company.

Answer:	This section has been revised to disclose the amount of consideration received by the Company for the July 2003 transaction with Chris Penner.

22.

We note your response to prior comment 48. We continue to question why an offering to 81 individuals is not a public offering. The fact that these shareholders may be employees does not make your offering non-public. In addition, your response says that all of the shareholders are employees; however disclosure in your filing says that you have a total of only 66 employees. Please discuss an available exemption for this offering and supply all information that explains why you are able to rely on the exemption. For example, if you believe that section 4(2), or Rule 506 (a safe harbor under Rule 4(2)), is an appropriate exemption tell us how many of these employees are accredited investors and what type of information was provided to them in connection with the offering. If an offering exemption is unavailable, you should discuss, in the filing, that the offering may have been inconsistent with Section 5 of the Securities Act and discuss the impact of such a potential inconsistency on the company. We may have additional comments upon review of your response.

Answer:	A risk factor has been added to disclose that an exemption may not have been available for this offering and to discuss the impact of same to the Company.

Exhibits

23.	Please file executed versions of the employment and service agreements.

Answer:	Executed copies of the employment and service agreements have been filed as exhibits.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN